Bardi Co., LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	6,484
Money market		4,915
Investments in securities		4,387
Commissions receivable		25,280
Deposits		1,800
Total Assets	**$**	**42,866**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	4,785
Salaries and payroll tax payable		77
Total Liabilities		4,862
Members' Equity	$	38,004
Total Liabilities and Members' Equity	**$**	**42,866**

See Accompanying Notes to Financial Statements